 SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR

DOLLAR STRATEGY GLOBAL FUND
A SERIES OF THE
DOLLAR STRATEGY GLOBAL TRUST

LETTER OF INVESTMENT INTENT

December 3, 2007

To the Board of Trustees of Dollar Strategy Global Trust

The undersigned Michael McDonald and Mary McDonald (the “Purchasers”) hereby subscribe to purchase a beneficial interest (“Interest”) of the Dollar Strategy Global Fund, a series of Dollar Strategy Global Trust, in the amount of one hundred thousand dollars ($100,000.00) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchasers agree to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchasers agree that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Dated December 3, 2007
/s/ Michael McDonald
Michael McDonald
/s/ Mary McDonald Mary McDonald